As filed with the Securities and Exchange Commission on March 22, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0933072
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

17872 Cartwright Road

Irvine, California 92614

(949) 399-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan P. Niedzwiecki

President and Chief Executive Officer

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road

Irvine, California 92614

(949) 399-4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert M. Mattson, Jr.

Craig S. Mordock

Morrison & Foerster LLP

19900 MacArthur Boulevard, 12th Floor

Irvine, California 92612-2445

(949) 251-7500

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, $0.001 par value	3,780,942 shares(1)	$4.87(2)	$18,413,187(2)	$2,167
(1)	Includes up to 2,599,653 shares of our common stock that we agreed to issue upon conversion of the $15 million aggregate principal amount of the 8.5% Convertible Subordinated Notes due 2009 of Starcraft Corporation in connection with our acquisition of Starcraft, and up to 1,181,289 shares issuable upon conversion of accrued interest on the notes, each at an initial conversion price of $5.77. Pursuant to Rule 416 under the Securities Act, the amount to be registered includes an indeterminate number of shares of common stock that may be issuable from time to time upon the conversion of the notes as a result of stock splits, stock dividends or similar events.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low prices of our common stock as reported on The Nasdaq National Market on March 21, 2005.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 22, 2005

3,780,942 Shares

Common Stock

This prospectus relates to the public offering of up to 3,780,942 shares of our common stock by the selling security holders named in this prospectus. The shares of common stock offered pursuant to this prospectus are issuable upon conversion of the 8.5% Convertible Subordinated Notes due 2009 of Starcraft Corporation. Starcraft originally issued the notes in July 2004 in a transaction exempt from the registration requirements of the Securities Act of 1933. The notes mature on July 1, 2009. On March 3, 2005, we completed a merger with Starcraft, whereupon Starcraft became our wholly owned subsidiary. Under the terms of the agreement governing our merger with Starcraft, we agreed to issue shares of our common stock in lieu of shares of Starcraft common stock upon conversion of the notes.

The terms of the notes, and the related Convertible Senior Subordinated Note Purchase Agreement and Registration Rights Agreement, each dated July 12, 2004, which Starcraft entered into with the holders of the notes, in conjunction with the terms of the agreement governing our merger with Starcraft, permit the holders of the notes to convert at any time, and from time to time until Starcraft repays the notes in full, all or any portion of the outstanding principal or accrued interest due on the notes into a number of shares of our common stock based upon an initial conversion price of $5.77 per share, which is subject to adjustment to reflect share dividends, share splits, reverse share splits or similar adjustments to the number of shares of our common stock outstanding. The notes require that we give prior written consent, which we may withhold in our absolute discretion, before any amount of accrued interest due on the notes may be converted into shares of our common stock.

The selling security holders named in this prospectus will receive all of the net proceeds from sales of the common stock offered hereby, and will pay all underwriting discounts and selling commissions, if any, in connection with the sales. We are responsible for paying the other expenses incident to the registration of the common stock offered hereby. We will not receive any proceeds from this offering.

Our common stock is listed on The Nasdaq National Market under the symbol “QTWW.” The last reported sale price of our common stock on March 21, 2005, was $4.86 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the documents incorporated by reference in this prospectus are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

We make no representation to any purchaser of the common stock registered hereby regarding the legality of an investment in the common stock by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice, and you should consult your own legal, business and tax advisors for advice regarding an investment in the common stock offered hereby.

When used in this prospectus, the terms “Quantum,” “we,” “our” and “us” refer to Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation, and its consolidated subsidiaries (including Starcraft Corporation, an Indiana corporation, following the March 3, 2005, completion of our merger with Starcraft), unless otherwise specified or the context otherwise requires. When used in this prospectus, the term “Starcraft” refers to Starcraft Corporation, an Indiana corporation, and the term “combined company” refers to us following our merger with Starcraft. Quantum Fuel Systems Technologies Worldwide and TriShield™ are our trademarks. This prospectus contains other trademarks and trade names that are the property of their respective owners.

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FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus and in the documents that we incorporate by reference contains “forward-looking statements” that involve risks and uncertainties. These forward-looking statements come within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are subject to the “safe harbor” created by those sections. These statements relate to, among other things, future financial and operating results of Quantum, Starcraft or the combined company, anticipated benefits and synergies of the merger with Starcraft, our ability to integrate the companies, industry developments, and our anticipated capital needs and ability to fund those needs. All statements included in this prospectus and the documents that we incorporate by reference, other than those that are historical, are forward-looking statements. These statements include words such as “may,” “could,” “will,” “should,” “assume,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “predict,” “estimate,” “forecast,” “outlook,” “potential,” or “continue,” or the negative of these terms, and other comparable terminology. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risk factors described below, elsewhere in this prospectus and in our periodic filings with the SEC, incorporated by reference or included in this prospectus.

The following factors, in addition to those factors identified in the text of the “Risk Factors” section beginning on page 2, could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward-looking statements:

•	the possibility that we will not fully realize the anticipated benefits of the merger with Starcraft;
•	our ability to successfully integrate the operations of Starcraft with our operations;
•	the combined company’s ability to execute its business strategy;
•	changes in general economic and business conditions;
•	the combined company’s financial condition and liquidity, as well as its future cash flows and earnings;
•	the combined company’s level of operating expenses;
•	the effect, interpretation or application of new or existing laws, regulations and court decisions;
•	the availability of funding;
•	developments in technology by the combined company and its competitors;
•	catastrophic events and natural disasters such as fires and floods;
•	acts of war or terrorist activities; and
•	other economic, political and technological risks and uncertainties.

All forward-looking statements contained in this prospectus are made only as of the date on the prospectus cover. We are under no obligation—and we expressly disclaim any such obligation—to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. Before deciding to invest in our common stock, you should be aware that the occurrence of the events described in these risk factors could harm our business, operating results and financial condition.

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SUMMARY

This summary highlights certain information contained elsewhere in this prospectus and in the documents incorporated into it by reference. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and the documents incorporated by reference, including our financial statements and related notes contained therein, before investing in our common stock.

Quantum Fuel Systems Technologies Worldwide, Inc.

We design, manufacture and supply packaged fuel systems to original equipment manufacturers, or OEMs, for use in alternative fuel vehicles and fuel cell applications. For automotive OEMs, we provide hydrogen systems for both internal combustion engine and fuel cell vehicles, and natural gas fuel systems for internal combustion engine vehicles. In the area of hydrogen refueling infrastructure, we offer several hydrogen refueling systems focused on early infrastructure development. On March 3, 2005, we acquired Starcraft Corporation in a stock-for-stock merger. Starcraft is a second-stage manufacturer of motor vehicles, primarily pick-up trucks and sport utility vehicles, engaged in OEM automotive supply. Starcraft provides and installs appearance items on vehicles provided by and returned to OEMs.

We were incorporated in Delaware in October 2000 as a wholly owned subsidiary of IMPCO Technologies, Inc. IMPCO conducted our business through various departments, first as a division (the Automotive OEM Division) and most recently as a subsidiary (Quantum Fuel Systems Technologies Worldwide, Inc.). On July 23, 2002, IMPCO distributed to its stockholders, on a pro-rata basis, all of the shares of our common stock that it owned.

Our principal executive offices are located at 17872 Cartwright Road, Irvine, California 92614. Our telephone number at that location is (949) 399-4500. We maintain a web site at www.qtww.com. The information contained on or accessible through our web site is not a part of this prospectus. Our fiscal year ends April 30.

The Offering

This prospectus relates to the public offering of up to 3,780,942 shares of our common stock by the selling security holders named in this prospectus. The shares of common stock offered pursuant to this prospectus are issuable upon conversion of the 8.5% Convertible Subordinated Notes due 2009 of Starcraft Corporation. Starcraft originally issued the notes in July 2004, in a transaction exempt from the registration requirements of the Securities Act. The notes mature on July 1, 2009. Under the terms of the agreement governing our merger with Starcraft, we agreed to issue shares of our common stock in lieu of shares of Starcraft common stock upon conversion of the notes.

The selling security holders named in this prospectus will receive all of the net proceeds from sales of the common stock offered hereby, and will pay all underwriting discounts and selling commissions, if any, in connection with the sales. We are responsible for paying the other expenses incident to the registration of the common stock offered hereby. We will not receive any proceeds from this offering.

Our common stock is listed on The Nasdaq National Market under the symbol “QTWW.” The last reported sale price of our common stock on March 21, 2005 was $4.86 per share.

RISK FACTORS

You should carefully consider the following risks and warnings before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including the documents incorporated by reference and our consolidated financial statements and the related notes included therein.

This prospectus and the documents incorporated by reference into it also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face that are described below, elsewhere in this prospectus and in the documents we file from time to time with the SEC.

We depend on our sales to and contracts with General Motors for a substantial portion of our revenue.

During the fiscal year ended April 30, 2004, and in the nine months ended January 31, 2005, our revenue related to product sales to and contracts with General Motors and its affiliates represented approximately 46% and 56%, respectively, of our total revenue for these periods. All of the OEM automotive supply sales of our Starcraft business in 2004, 2003 and 2002 were to General Motors. Our arrangements with General Motors generally are non-exclusive, have no long-term volume commitments and are often done on a purchase order basis. We cannot be certain that General Motors and its affiliates will continue to purchase our products. If General Motors were to cease doing business with us or significantly reduce or delay its purchases from us, our business, financial condition and results of operations could be materially adversely affected.

To continue to compete effectively for General Motors’ business, we must continue to satisfy General Motors’ pricing, service, technology and increasingly stringent quality and reliability requirements. For example, General Motors has publicized its interest to put significant pressures on its suppliers to reduce costs, as well as its intention to switch suppliers if they do not comply. While we intend to focus our efforts on retaining and winning business from General Motors, we cannot assure you that we will succeed in doing so. To the extent we do not maintain our existing level of business with General Motors, we will need to attract new customers. Additionally, we cannot assure you that we will be successful in expanding our revenue base, and our failure to do so could adversely affect our business.

Our revenue is highly concentrated among a small number of customers.

A large percentage of our revenue is typically derived from a small number of customers, including General Motors, and we expect this trend to continue. For example, during the fiscal year ended April 30, 2004, and in the nine months ended January 31, 2005, revenue related to product sales to and contracts with General Motors and its affiliates represented approximately 46% and 56%, respectively, and revenue related to sales of our products to Toyota Motor Corporation and its affiliates represented approximately 44% and 29%, respectively. Substantially all of Starcraft’s sales in 2004, 2003 and 2002 were to General Motors.

Our customer arrangements generally are non-exclusive, have no long-term volume commitments and are often done on a purchase order basis. We cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenue. Accordingly, our revenue and results of operations may vary substantially from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from our customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us or fail to pay us on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our alternative fuel and fuel cell systems business revenue depends to a significant extent on our relationship with General Motors and General Motors’ commitment to the commercialization of the fuel cell and alternative fuel automotive OEM markets.

Our strategic alliance with General Motors became effective upon our spin-off from IMPCO. Our business and results of operations would be materially adversely affected if General Motors were to terminate its relationship with

us. Our ability to sell our products to the fuel cell and automotive OEM markets depends to a significant extent upon General Motors’ and its partners’ worldwide sales and distribution network and service capabilities. Any change in strategy by General Motors with respect to fuel cells or alternative fuels could harm our business by reducing or eliminating a substantial portion of our sales, whether as a result of market, economic or competitive pressures, including any decision by General Motors:

•	to alter its commitment to our fuel storage, fuel delivery and electronic control technology in favor of other competing technologies;

•	to exit the automotive OEM alternative fuel or fuel cell markets;

•	to develop fuel cells or alternative fuel systems targeted at different application markets from ours; or

•	to focus on different energy product solutions.

In addition, pursuant to our agreement with General Motors, we are required to spend $4.0 million annually on joint research and development projects directed by General Motors over a ten-year term that commenced in July 2002. Although this commitment was waived by General Motors for calendar years 2002 and 2003, there is no assurance that this commitment will be waived in the future. We agreed upon a Directed Research and Development Statement of Work with General Motors, covering the period from May 15, 2004 through May 14, 2005, that we estimate will require us to spend approximately $2.9 million for directed research and development. The annual commitment under our agreement with General Motors could be financially burdensome and may impact our ability to achieve profitability in the future. Where intellectual property is developed pursuant to this alliance, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases the developed intellectual property will be jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

Our business depends on the growth of the specialty vehicle and hydrogen economy markets.

Our future success depends on the continued expansion of the specialty vehicle and hydrogen markets. The specialty vehicle market has grown significantly over the past several years, especially with automotive manufacturers developing second-stage assembly programs for popular vehicle platforms. We cannot assure you that these markets will continue to develop. Additionally, we cannot assure you that the markets for fuel cells or hydrogen-based vehicles will gain broad acceptance or, if they do, that they will result in increased sales of our advanced fuel system products. Our business depends on auto manufacturers’ timing for pre-production development programs and commercial production. If there are delays in the advancement of OEM fuel cell technologies or in our OEM customers’ internal plans for commercialization, our financial results could be adversely affected.

We expect our merger with Starcraft to result in benefits to the combined company, but we may not realize those benefits due to challenges associated with integrating the companies.

The success of our merger with Starcraft, which was completed on March 3, 2005, will depend in large part on the success of our management in integrating the operations, technologies and personnel of the two companies. Our failure to meet the challenges involved in successfully integrating the operations of Starcraft into our other operations or otherwise to realize any of the anticipated benefits of the merger could seriously harm our results of operations. In addition, the overall integration of the two companies may result in unanticipated operations problems, expenses, liabilities and diversion of management’s attention. The challenges involved in this integration include the following:

•	successfully integrating each company’s operations, technologies, products and services;

•	demonstrating to the customers of each of Quantum and Starcraft that the merger will not result in adverse changes in business focus;

•	coordinating and integrating system and power train engineering activities to fully leverage each company’s capabilities;

•	coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

•	preserving distribution, marketing or other important relationships of both Quantum and Starcraft and resolving potential conflicts that may arise;

•	assimilating the personnel of both companies and integrating the business cultures of both companies;

•	realizing the expected cost savings associated with combining the companies in the merger;

•	maintaining employee morale and motivation; and

•	reducing the administrative and public company costs associated with Starcraft’s operations.

We may not be able to successfully integrate our operations in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the merger to the extent or in the time frame anticipated. The anticipated benefits and synergies include complementary revenue streams, a strengthened position as a full service Tier 1 OEM supplier, an enhanced ability to leverage each company’s power train integration capabilities, a broader organization and an expanded geographic footprint, a stronger operational base, enriched cross-selling opportunities, and an increased profile within the financial community. These anticipated benefits and synergies are based on assumptions, not actual experience, and assume a successful integration. In addition to the potential integration challenges discussed above, our ability to realize these benefits and synergies could be adversely impacted to the extent that Quantum’s or Starcraft’s relationships with existing or potential customers, suppliers or strategic partners is adversely affected as a consequence of the merger, or, by practical or legal constraints on our ability to combine operations or implement workforce reductions. Furthermore, financial projections based on the same assumptions may not be correct if the underlying assumptions prove to be incorrect.

Our financial results could suffer if the goodwill and other intangible assets we acquired in our merger with Starcraft become impaired, or as a result of costs associated with our merger with Starcraft.

As a result of the merger, approximately 52% of our total assets are goodwill and other intangibles, of which approximately $126.5 million is goodwill. In accordance with the Financial Accounting Standards Board’s Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized but is reviewed for impairment annually, or more frequently if impairment indicators arise. Other intangibles are also reviewed at least annually or more frequently, if certain conditions exist, and may be amortized. When we perform future impairment tests, the carrying value of goodwill or other intangible assets could exceed their implied fair value and would therefore require adjustment. Such adjustment would result in a charge to our operating income in that period, which would likely harm our financial results. Additionally, further adjustments for impairment could be required in subsequent periods.

In addition, we believe that we may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger was completed or subsequent quarters, to reflect costs associated with integrating Quantum and Starcraft. It is possible that we will incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

We could become subject to stockholder litigation associated with our merger with Starcraft.

Stockholders of companies involved in mergers sometimes file lawsuits that allege, among other things, improprieties in the manner in which the merger was approved or executed. We are not aware of any claims or potential claims with respect to our merger with Starcraft, but such claims could arise in the future. Any such claims, whether or not resolved in our favor, could divert our management and other resources from the operation of our business and otherwise result in unexpected and substantial expenses that adversely and materially impact our operating results.

The cyclical nature of automotive production and sales, particularly those of General Motors, could adversely affect our Starcraft business.

Starcraft’s OEM automotive supply sales are directly impacted by the size of the automotive industry and General Motors’ market share, particularly in the market for pick-up trucks and sport utility vehicles. Automobile production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences. In addition, automotive production can be affected by labor relations issues, regulatory requirements, trade agreements and other factors. Furthermore, General Motors periodically reduces production or closes plants for periods of several months for model changeovers. For example, during the third quarter of calendar year 2000, one of Starcraft’s two manufacturing facilities was substantially shut down as a result of General Motors’ model changeover. The shut down continued through the first quarter of calendar year 2001. A decline in sales in the automotive market or in General Motors’ automotive sales, or production cutbacks and plant shut downs for model changeovers by General Motors, could have an adverse impact on our Starcraft business.

We have a history of operating losses and negative cash flow which may continue into the foreseeable future if our merger with Starcraft does not provide the anticipated benefits.

We have a history of operating losses and negative cash flow. If we fail to execute our strategy to achieve and maintain profitability in the future, investors could lose confidence in the value of our common stock, which could cause our stock price to decline. We have spent significant funds to develop and refine our technologies and services. We expect to continue to invest in research and development, and this investment could outpace revenue growth, which would hinder our ability to achieve and maintain profitability. Our merger with Starcraft may not create the benefits and results we expect, adversely affecting our strategy to achieve profitability. To achieve profitability, we will also need to, among other things, effectively integrate Starcraft’s business, increase our revenue base and realize economies of scale. If we are unable to achieve and maintain profitability, our stock price could be materially adversely affected.

We may never be able to introduce commercially viable fuel cell products and systems.

We do not know whether or when we will successfully introduce commercially viable fuel storage, fuel delivery or electronic control products for the fuel cell market. We have produced and are currently demonstrating a number of test and evaluation systems and are continuing efforts to decrease the costs of these systems and to improve their overall functionality and efficiency. However, we must complete substantial additional research and development on these systems before we can introduce commercially viable fuel cell products and systems. Even if we are able to do so, these efforts will still depend upon the success of other companies in producing related and necessary products for use in conjunction with commercially viable fuel cells.

A mass market for fuel cell products and systems may never develop or may take longer to develop than anticipated.

Fuel cell systems represent emerging technologies, and we do not know whether consumers will adopt these technologies on a large scale or whether OEMs will incorporate these technologies into their products. In particular, if a mass market fails to develop, or develops more slowly than anticipated, for fuel cell-powered transportation and power generation applications, we may be unable to recover our expenditures to develop our fuel systems for fuel cell applications and may be unable to achieve or maintain profitability, any of which could negatively impact our business. Estimates for the development of a mass market for fuel cell products and systems have lengthened in recent years. Many factors that are beyond our control may have a negative effect on the development of a mass market for fuel cells and our fuel systems for fuel cell applications. These factors include the following:

•	cost competitiveness and physical size of fuel cell systems and “balance of plant” components;

•	availability, future costs and safety of hydrogen, natural gas and other potential fuel cell fuels;

•	consumer acceptance of fuel cell or alternative fuel products;

•	government funding and support for the development of fuel cell vehicles and hydrogen fuel infrastructure;

•	the willingness of OEMs to replace current technology;

•	consumer perceptions of fuel cell systems;

•	regulatory requirements; and

•	emergence of newer, breakthrough technologies and products within the fuel cell industry.

Evolving customer design requirements, product specifications and testing procedures could cause order delays or cancellations.

We have experienced delays in shipping our products as a result of changing customer specifications and testing procedures. Due to the dynamic nature of hydrogen fuel cell technology, changes in specifications are common and may continue to result in delayed shipments, order cancellations or higher production costs. Evolving design requirements or product specifications may adversely affect our business or financial results.

Users of alternative fueled or fuel cell powered vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products.

Vehicles and equipment powered by alternative fuels run primarily on natural gas or propane. Fuel cells run on hydrogen or fuels containing hydrogen. The construction of a distribution system to deliver natural gas, propane or hydrogen, or a suitable fuel containing hydrogen, will require significant investment by third parties. We rely on third parties, most of whom are committed to the existing gasoline-based infrastructure, to build this infrastructure. If these parties build a fuel distribution infrastructure, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than users are willing to pay. In addition, an adequate fuel distribution infrastructure may not be adopted. If users cannot obtain fuel conveniently or affordably, a mass market for vehicles and equipment powered by alternative fuels or hydrogen is unlikely to develop.

Our ability to attract customers and sell products successfully in the alternative fuel industry also depends, in part, on the existence of a price disparity between liquid fuels, such as petroleum and gasoline, and gaseous fuels, such as propane and natural gas. This price disparity may not continue. Should this disparity narrow or disappear, it could adversely affect the demand for our products.

Higher gasoline prices, higher interest rates and/or decreases in the level of disposable consumer income could adversely affect the demand for the products of our Starcraft business.

A significant increase in the price of gasoline could reduce demand for the products of our Starcraft business because it would increase the cost of operating the products our Starcraft business sells. Additionally, since many consumers finance their purchase of vehicles, the availability of financing and level of interest rates can affect a consumer’s purchasing decision. A decline in general economic conditions, consumer confidence or the level of disposable consumer income would be expected to adversely affect the sales of our Starcraft business.

Our ability to design and manufacture fuel systems for fuel cell applications that can be integrated into OEM products will be critical to our business.

We currently offer packaged alternative fuel systems, which include tanks, brackets, electronics, software and other components required to allow these products to operate in fuel cells or other alternative fuel applications. Customers for these systems require that these products meet strict OEM standards that vary by jurisdiction. Compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our business, results of operations and financial condition. If we fail to meet OEM specifications on a timely basis, our existing or future relationships with OEMs may be harmed, which would have a material adverse effect on our business, results of operations and financial condition.

To be commercially viable, our fuel cell products and systems must be integrated into products manufactured by OEMs. We can offer no assurance that OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our fuel cell products and systems. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our fuel cell products and systems and our business, results of operations and financial condition.

We depend on third-party suppliers for the supply of materials and components for our products.

A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture fuel systems for our fuel cell applications and other products. In particular, components that we integrate in our hydrogen fuel regulation systems need to be compatible with hydrogen. To the extent materials need to be tested and replaced to ensure compatibility, we may experience delays in shipping our hydrogen fuel regulation systems or complete packaged fuel systems. For example, in our first quarter of fiscal 2005, a supplier notified us that one of its components that we use in our hydrogen fuel regulation system has been discontinued due to a concern about its compatibility with hydrogen. Additionally, a delay in the delivery of components or materials used in our products, such as high-strength fiber, from our current suppliers or a change to other suppliers would likely delay the production of our products that use those components or materials, which could negatively impact our business, results of operations and financial condition.

The terms and enforceability of many of our strategic partner relationships are uncertain.

We have entered into relationships with strategic partners for design, product development and distribution of our existing products, and products under development, some of which may not have been documented by a definitive agreement. Where definitive agreements govern the relationships between us and our partners, the terms and conditions of many of these agreements allow for termination by the partners. Termination of any of these agreements could adversely affect our ability to design, develop and distribute these products to the marketplace. In many cases, these strategic relationships are governed by a memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these potential partners, and failure to do so may effectively terminate the relevant relationship.

We currently face and will continue to face significant competition.

Our products face and will continue to face significant competition. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater resources, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.

Because the fuel cell has the potential to replace existing power sources, competition for fuel cell products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies. Increases in the market for alternative fueled vehicles may cause OEMs to find it advantageous to develop and produce their own fuel management equipment rather than purchase the equipment from us. In addition, greater acceptance of alternative fuel engines or fuel cells may result in new competitors. Furthermore, there are competitors working on developing other fuel cell technologies in our targeted markets. A large number of corporations, national laboratories and universities in the United States, Canada, Europe and Japan possess fuel cell technology and/or are actively engaged in the development and manufacture of fuel cells. Each of these competitors has the potential to capture market share in various markets, which would have a material adverse effect on our position in the industry and our business, results of operations and financial condition. Many of our competitors have financial resources, customer bases, businesses or other resources which give them significant competitive advantages.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Our failure to protect our existing intellectual property rights may result in the loss of exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, and/or be enjoined from using such intellectual property.

We have not conducted formal evaluations to confirm that our technology and products do not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be certain that our technology and products do not or will not infringe upon the intellectual property rights of third parties. If infringement were to occur, our development, manufacturing, sales and distribution of such technology or products may be disrupted.

We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that any of the patents we have filed or other patents that third parties license to us will not be invalidated (especially in light of the potentially adverse implications of our abandoned reissue application and agreement with Dynetek Industries Ltd. in which we agreed not to assert claims with respect to our in-tank regulator patent), circumvented, challenged, rendered unenforceable, or licensed to others or that any of our pending or future patent applications will be issued with the breadth of claim coverage we seek, if issued at all.

Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. For instance, it may be difficult for us to enforce certain of our intellectual property rights against third parties who may have inappropriately acquired interests in our intellectual property rights by filing unauthorized trademark applications in foreign countries to register our marks because of their familiarity with our business in the United States.

Some of our proprietary intellectual property is not protected by any patent or patent application, and, despite our precautions, it may be possible for third parties to obtain and use such intellectual property without authorization. We have generally sought to protect such proprietary intellectual property in part by confidentiality agreements and, if applicable, inventors’ rights agreements with strategic partners and employees, although such agreements have not been put in place in every instance. We cannot guarantee that these agreements adequately protect our trade secrets and other intellectual property or proprietary rights. In addition, we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Furthermore, the steps we have taken and may take in the future may not prevent misappropriation of our solutions or technologies, particularly in respect of officers and employees who are no longer employed by us or in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

We have limited experience manufacturing fuel systems for fuel cell applications on a commercial basis.

To date, we have limited experience manufacturing fuel systems for fuel cell applications on a commercial basis. In order to produce fuel systems at affordable prices, we will have to produce fuel systems through high volume automated processes. We do not know whether we will be able to develop efficient, automated, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and production standards, or production volumes required to successfully mass market our fuel systems for fuel cell applications. Even if we are successful in developing our high volume manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedules or to satisfy the requirements of customers. Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business, results of operations and financial condition.

We may need to raise additional capital in the future to achieve commercialization of our products and technologies and to develop facilities for mass production of these products.

Our future cash requirements will depend on numerous factors, including completion of our product development activities, our ability to commercialize our fuel systems for fuel cell applications and market acceptance of our products. We expect to devote substantial capital resources to continue development programs and develop a manufacturing infrastructure for our products. We anticipate that we may need to raise additional funds to achieve commercialization of our products and to develop facilities for mass production of those products. We do not know whether we will be able to secure additional funding on terms acceptable to us, if at all. If additional funds are raised through the issuance of equity securities or additional acquisitions of entities with cash reserves, the percentage ownership of our then-current stockholders will be reduced. In addition, pursuant to restrictions in our agreement with General Motors, we will generally need General Motors’ consent prior to issuing our capital stock in a private placement, and we can provide no assurances that such consent can be obtained. If adequate funds are not available to satisfy long-term capital requirements, we may be required to limit operations in a manner inconsistent with our development and commercialization plans, which could adversely affect operations in future periods.

We may not meet our product development and commercialization milestones.

We have product development programs that are in the pre-commercial stage. The success of each product development program is highly dependent on our correct interpretation of commercial market requirements, and our translation of those requirements into applicable product specifications and appropriate development milestones. If we have misinterpreted market requirements, or if the requirements of the market change, we may develop a product that does not meet the cost and performance requirements for a successful commercial product. In addition, if we do not meet the required development milestones, our commercialization schedules could be delayed, which could result in potential purchasers of these products declining to purchase additional systems or choosing to purchase alternative technologies. Delayed commercialization schedules may also impact our cash flow, which could require increased funding.

Our business could suffer if we fail to attract and maintain key personnel.

Our future depends, in part, on our ability to attract and retain key personnel, including engineers, technicians, machinists and management personnel. For example, our research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and we may experience difficulty in identifying and hiring qualified engineers in many areas of our business. Our future also depends on the continued contributions of our executive officers and other key management and technical personnel, each of whom would be difficult to replace. In connection with our merger with Starcraft, we may face challenges in integrating the personnel and management of our companies. We do not maintain a key person life insurance policy on our chief executive officer, our chief financial officer or any other officer. The loss of the services of one or more of our senior executive officers or key personnel, or the inability to continue to attract qualified personnel, could delay product development cycles or otherwise materially harm our business, results of operations and financial condition.

We may be adversely affected by labor disputes.

Labor disputes may occur at OEM facilities, which may adversely affect our business, particularly our Starcraft business. As our Starcraft business becomes more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. Labor unions represent most of the labor forces at OEM facilities. Labor disputes could occur at OEM facilities, which could adversely impact our direct OEM product sales. Additionally, we may be subject to work slowdowns or stoppages from time to time.

We may be subject to warranty claims, and our provision for warranty costs may not be sufficient.

We may be subject to increased warranty claims due to longer warranty periods. In response to consumer demand, vehicle manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products. As a consequence, these manufacturers require their suppliers, such as us, to provide correspondingly longer product warranties. As a result, we could incur substantially greater warranty claims in the future.

Our business may be subject to product liability claims or product recalls, which could be expensive and could result in a diversion of management’s attention.

The automotive industry experiences significant product liability claims. As a supplier of products and systems to automotive OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. The sale of systems and components for the transportation industry entails a high risk of these claims. In addition, we may be required to participate in recalls involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Our other products may also be subject to product liability claims or recalls. We cannot assure you that our product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

Our insurance may not be sufficient.

We carry insurance that we consider adequate in regard to the nature of the covered risks and the costs of coverage. We are not fully insured against all possible risks, nor are all such risks insurable.

Our business may become subject to future product certification regulations, which may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the U.S. Environmental Protection Agency and the California Air Resources Board, to sell certain of our products in the United States. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products or in civil or criminal penalties.

We anticipate that regulatory bodies will establish certification procedures and impose regulations on fuel cell enabling technologies, which may impair our ability to distribute, install and service these systems. Any new government regulation that affects our advanced fuel technologies, whether at the foreign, federal, state or local level, including any regulations relating to installation and servicing of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our business, results of operations and financial condition.

New regulations or failing to comply with applicable regulations could adversely affect our results of operations.

We are subject to various foreign, federal, state and local regulations. For example, we must comply with certain federal and state regulations related to the disposal of hazardous wastes generated in the production processes of our Starcraft business. Our failure to comply with applicable regulations or changes in current regulations, including the adoption of new safety or environmental standards, could give rise to significant liability and require us to incur substantial expenses and could materially adversely affect our results of operations.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. A range of other technologies could compete with fuel cell or alternative fuel technologies on which our automotive OEM business is currently focused, including electric and hybrid vehicles, and methanol-based fuel cell vehicles that require fuel reformation. Our success depends upon our ability to design, develop and market new or modified fuel cell products and systems, as well as fuel storage, fuel delivery and electronic control products for fuel cells and internal combustion engines. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly, involves significant research, development, time and expense and may not necessarily result in the successful commercialization of any new products.

Changes in environmental policies could hurt the market for our products.

The market for alternative fuel and fuel cell vehicles and equipment and the demand for our products are driven, to a significant degree, by local, state and federal regulations that relate to air quality, greenhouse gases and pollutants, and that require the purchase of motor vehicles and equipment operating on alternative fuels or fuel cells. Similarly, foreign governmental regulations also affect our international business. These laws and regulations may change, which could result in transportation or equipment manufacturers abandoning or delaying their interest in alternative fuel and fuel cell powered vehicles or equipment. In addition, a failure by authorities to enforce current domestic and foreign laws or to adopt additional environmental laws could limit the demand for our products.

Although many governments have identified as a significant priority the development of alternative energy sources, and fuel cells in particular, we cannot assure you that governments will not change their priorities or that any change they make would not materially affect our revenue or the development of our products.

The development of uniform codes and standards for hydrogen fuel cell vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components or the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

All fuels, including hydrogen, pose significant safety hazards, and hydrogen vehicles have not yet been widely used under “real-world” driving conditions. Ensuring that hydrogen fuel is safe to use by the car-driving public requires that appropriate codes and standards be established that will address certain characteristics of hydrogen and the safe handling of hydrogen fuels.

The development of fuel cell and hydrogen fuel applicable standards is being undertaken by numerous organizations, including the American National Standards Institute, the American Society of Mechanical Engineers, the European Integrated Hydrogen Project, the International Code Council, the International Standards Organization, the National Fire Protection Association, the National Hydrogen Association, the Society of Automotive Engineers, the Canadian Standards Association, the American National Standards Institute and the International Electrotechnical Commission. Given the number of organizations pursuing hydrogen and fuel cell codes and standards, it is not clear whether universally accepted codes and standards will result and, if so, when.

Although many organizations have identified as a significant priority the development of codes and standards, we cannot assure you that any resulting codes and standards would not materially affect our revenue or the commercialization of our products.

Future sales of substantial amounts of our common stock could affect its market price.

Future sales of substantial amounts of our common stock into the public market, including shares issued upon exercise of options and warrants, could adversely affect the prevailing market price of our common stock. In connection with our merger with Starcraft, we:

•	issued approximately 21.0 million shares of our common stock to holders of shares of Starcraft’s common stock outstanding at the effective time of the merger; and

•	agreed to issue shares of our common stock upon conversion of Starcraft’s 8.5% Convertible Subordinated Notes due 2009 (i.e., the shares of common stock offered pursuant to this prospectus).

Furthermore, in connection with our merger with Starcraft we agreed to file a registration statement on Form S-3 (or other available registration form) to permit the resale by certain former shareholders of Starcraft of the shares of our common stock that they received in the merger. To the extent that holders of a significant number of shares of our common stock choose to liquidate their investments in us, sales of such shares could have a negative impact upon the price of our common stock, particularly in the short-term.

Our future operating results may fluctuate, which could result in a lower price for our common stock.

The market price of our common stock may decline below currently prevailing levels. The market price of our common stock may be adversely affected by numerous factors, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities analysts; and

•	general market conditions and other factors.

Our future operating results may fluctuate significantly depending upon a number of factors, including general industry conditions.

If we fail to achieve and maintain adequate internal controls we may not be able to produce reliable financial reports in a timely manner or prevent financial fraud.

We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. As a result of our merger with Starcraft, our internal controls include the internal controls of both Starcraft and Quantum. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002 for compliance with the requirements of Section 404. Furthermore, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important in helping prevent financial fraud. If we cannot provide reliable financial reports on a timely basis or prevent financial fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could be negatively affected.

The market price and trading volume of our common stock may be volatile.

Prior to July 2002, there was no trading market for our common stock. Since our common stock began trading in July 2002, its market price and trading volume have been volatile. The market price of our common stock could continue to fluctuate significantly for many reasons, including in response to the risk factors described in this prospectus or for reasons unrelated to our specific performance. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the market price and trading volume of our common stock. Prices for our common stock may also be influenced by the depth and liquidity of the market for our common stock, investor perceptions about us and our business, our future financial results, the absence of cash dividends on our common stock and general economic and market conditions. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management and other resources.

Provisions of Delaware law and of our amended and restated certificate of incorporation and amended and restated bylaws may make a takeover or change in control more difficult.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware corporate law, may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the following:

•	a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year;

•	the exclusive right of the board of directors to change the number of directors and fill vacancies on the board of directors, which could make it more difficult for a third party to obtain control of the board of directors;

•	authorizing the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock, which could make it more difficult or expensive for a third party to obtain voting control of us;

•	advance notice requirements for director nominations or other proposals at stockholder meetings;

•	prohibiting stockholder action by written consent, which could delay a third party from pursuing an acquisition; and

•	requiring the affirmative vote of holders of at least two-thirds of our outstanding voting stock to amend certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and requiring the affirmative vote of 80% of our outstanding voting stock to amend certain other provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and the board of directors.

USE OF PROCEEDS

Proceeds from the sale of the shares of common stock offered pursuant to this prospectus are solely for the account of the selling security holders. Accordingly, we will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material features of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and other applicable law. See “Where You Can Find More Information” on page 23.

Authorized Capital Stock

Under our amended and restated certificate of incorporation, we have authority to issue a total of 120,000,000 shares of all classes of stock, of which 20,000,000 may be shares of preferred stock and 100,000,000 may be shares of common stock. Of the authorized shares of common stock, 2,000,000 shares are designated as Series B common stock.

As of March 18, 2005, there were a total of 51,733,957 shares of common stock and 999,969 shares of Series B common stock outstanding. There were also warrants outstanding to purchase 245,444 shares of common stock and options outstanding to purchase 4,100,365 shares of common stock as of such date. No shares of preferred stock were outstanding as of such date.

Common Stock

Except as set forth below, holders of all series of our common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of common stock do not have cumulative voting rights in the election of directors.

Holders of common stock do not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of common stock are entitled to participate ratably in dividends on common stock as declared by our board of directors. Holders of common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of our liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock. No holder of any of our capital stock has any preemptive right to subscribe for or to purchase any of our securities of any class or kind.

Our common stock is listed on The Nasdaq National Market under the symbol “QTWW.”

Series A Common Stock

In connection with our merger with Starcraft, we amended and restated our certificate of incorporation to eliminate our Series A common stock as a class of authorized capital stock. No shares of Series A common stock were outstanding when we eliminated it as a class.

Series B Common Stock

General Motors holds all outstanding shares of our Series B common stock, which shares are not entitled to vote on any matters voted on by stockholders except as otherwise specifically required by law. In the event we issue additional shares of any series of common stock as a dividend or other distribution on outstanding common stock, or a subdivision or combination of such common stock into a smaller or greater number of shares, the number of outstanding shares of Series B common stock will be adjusted to that number of shares of outstanding Series B common stock that is equal to the percentage of all outstanding shares of all series of our common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan) that the holders of Series B common stock held prior to that event. Upon the transfer by General Motors of any of the outstanding shares of Series B common stock to any person or entity that is not controlled by or under common control with General Motors, the transferred shares of Series B common stock will convert into an equal number of shares of common stock. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of Series B common stock will be entitled to participate ratably in dividends on common stock as declared by our board of directors. Holders of Series B common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of our liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, without any vote or action by the holders of common stock, to issue up to 20,000,000 shares of preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of The Nasdaq National Market or other organizations on whose systems our stock may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over common stock with respect to dividends and other distributions and upon our liquidation. Issuance of any such shares with voting powers, or issuance of additional shares of common stock, would dilute the voting power of outstanding common stock. We have no present plans to issue any preferred stock.

Warrants

In connection with our spin-off from IMPCO Technologies, Inc., we issued warrants to purchase an aggregate of 300,000 shares of common stock to holders of outstanding IMPCO warrants as of the date of the distribution at an exercise price of $5.83 per share. These warrants expire in January 2006. As of March 18, 2005, 245,444 shares of our common stock were subject to outstanding warrants.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Amended and Restated Bylaws

The following discussion concerns certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws that could be viewed as having the effect of discouraging or delaying an attempt to obtain control of our company.

Delaware Law

Under certain circumstances, Section 203 of the Delaware General Corporation Law limits the ability of an “interested stockholder” to effect various business combinations with our company for a three-year period following the time that a stockholder became an interested stockholder. An “interested stockholder” is defined as a holder of more than 15% of the outstanding voting stock. An interested stockholder may engage in a business combination transaction with us within the three-year period only if:

•	our board of directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;

•	the interested stockholder acquired at least 85% of the voting stock in the transaction in which it became an interested stockholder; or

•	our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

Under Delaware law, unless the certificate of incorporation or the bylaws provide otherwise, stockholders are not permitted to call a special meeting of the stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws do not permit stockholders to call a special meeting.

Certificate of Incorporation and Bylaws

Preferred Stock. Our amended and restated certificate of incorporation provides that we may from time to time issue shares of preferred stock in one or more series, the terms of which will be determined by our board of directors. We will not solicit approval of our stockholders unless our board of directors believes that approval is advisable or is required by rules of The Nasdaq National Market or by Delaware law. This could enable our board of directors to issue shares to persons friendly to current management which would protect the continuity of our management and render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company.

Board of Directors. Our directors, other than those who may be elected by the holders of any class or series of our preferred stock having the right under a preferred stock designation to elect additional directors under specified circumstances, are classified into three classes, as nearly equal in number as possible, with staggered three-year terms: Class I, whose term will expire at our annual meeting of stockholders in 2005, Class II, whose term will expire at our annual meeting of stockholders in 2006, and Class III, whose term will expire at our annual meeting of stockholders in 2007. Each of our directors is to hold office until his or her successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Each director holds office until his successor is duly elected and qualified.

Our amended and restated certificate of incorporation provides that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. Any director so elected will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor has been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of any class or series of preferred stock having the right under a preferred stock designation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board of directors provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our company.

No Stockholder Action by Written Consent; Special Meetings. Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholders must effect any action required or permitted to be taken at a duly called annual or special meeting of stockholders and that those actions may not be effected by any written consent of the stockholders. Except as otherwise required by law or by any preferred stock designation, special meetings of stockholders may be called only by a majority of the whole board of directors, by our chairman of the board of directors, or by our chief executive officer. No business other than that stated in the notice of meeting may be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board of directors, our chairman of the board of directors or our chief executive officer.

Advance Notice Procedures. Our amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. These stockholder notice procedures provide that only persons who are nominated by our board of directors, or by a stockholder who was a stockholder of record at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures also limit the business that may be conducted at an annual meeting of stockholders to business brought by our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring such business before the meeting. Under these stockholder notice procedures, for notice of a stockholder nomination for election as a director at an annual meeting to be timely, the notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day before the first anniversary of the preceding year’s annual meeting, except that, if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, for the notice by the stockholder to be timely it must be so delivered not earlier than the close of business on the 120th calendar day before the annual meeting and not later than the close of business on the later of the 90th calendar day before the annual meeting or the 10th calendar day following the day on which we first publicly announce a meeting date.

Nevertheless, if the number of directors to be elected to our board of directors is increased, and we make no public announcement naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it is delivered to our secretary not later than the close of business on the 10th calendar day following the day on which we first make the public announcement. Under these stockholder notice procedures, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, we must receive notice not earlier than the close of business on the 120th calendar day before the special meeting and not later than the close of business on the later of the 90th calendar day before the special meeting or the 10th calendar day following the day of the first public announcement of the date of the special meeting and of the nominees proposed by our board of directors to be elected at the meeting.

In addition, under these stockholder notice procedures, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedures, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

Amendments. Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to stockholder action; the number, election and tenure of directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies on our board of directors; and the removal of directors. Our amended and restated certificate of incorporation further provides that provisions of our amended and restated bylaws relating to the foregoing subject matters, including the stockholder notice procedures, may be amended only by the affirmative vote of a majority of the whole board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. Other than the provisions of our amended and restated bylaws referenced above, which will require at least 80% of the voting power, the affirmative vote of holders of at least two-thirds of the voting power of outstanding shares of voting stock, voting as a single class, is required to amend our amended and restated bylaws.

Limitation on Liability and Indemnification of Officers and Directors

Under Section 145 of the General Corporation Law of the State of Delaware, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our amended and restated certificate of incorporation also provides for mandatory indemnification of our directors and executive officers, and permissive indemnification of our employees and agents, to the fullest extent permissible under Delaware law.

Our amended and restated certificate of incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We have entered into agreements with each of our directors and executive officers, including the new directors and executive officers that joined us in connection with our merger with Starcraft, that require us to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which each may be made a party by reason of the fact that each is or was a director or officer of our company or any of our affiliated enterprises, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also establish procedures that will apply if a claim for indemnification arises under the agreements.

We maintain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the costs of defense, settlement or payment of a judgment under some circumstances.

Pursuant to the merger agreement governing our merger with Starcraft, we have agreed to indemnify, defend and hold harmless each former director, officer or employee of Starcraft or any of its subsidiaries against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, either arising out of or pertaining to the merger and related transactions or otherwise with respect to any acts or omissions occurring at or prior to the effective time, to the same extent as provided in Starcraft’s charter in effect immediately prior to the merger. Our obligations under this agreement extend through March 3, 2011.

The merger agreement also provides that we will maintain, through March 3, 2011, officers’ and directors’ liability insurance with respect to acts or omissions occurring before the effective time of the merger covering each person previously covered by Starcraft’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of the Starcraft policy in effect on November 23, 2004.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SELLING SECURITY HOLDERS

The shares of common stock offered by the selling security holders pursuant to this prospectus are issuable upon conversion of the 8.5% Convertible Subordinated Notes due 2009 of Starcraft Corporation. Starcraft originally issued the notes in July 2004 in a transaction exempt from the registration requirements of the Securities Act. The notes mature on July 1, 2009. On March 3, 2005, we merged with Starcraft, and Starcraft became our wholly owned subsidiary. Under the terms of the agreement governing our merger with Starcraft, we agreed to issue shares of our common stock in lieu of shares of Starcraft common stock upon conversion of the notes.

Selling security holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell the common stock issuable upon conversion of the notes. Our registration of the shares of common stock issuable upon conversion of the notes does not necessarily mean that the selling security holders will sell all or any of the common stock issuable upon conversion of the notes. Except as set forth in the footnotes below, none of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

The following table sets forth certain information as of March 18, 2005 (unless otherwise noted) concerning, among other things, the number of shares of common stock issuable upon conversion of the notes and that may be offered from time to time by each selling security holder pursuant to this prospectus. The information is based on information provided by or on behalf of the selling security holders. We have assumed for purposes of the table below that the selling security holders will sell all of their shares of common stock issuable upon conversion of the notes pursuant to this prospectus, and that any other shares of our common stock beneficially owned by the selling security holders will continue to be beneficially owned. Additionally, we have assumed for the purposes of the table below that we will consent, which consent we may withhold in our absolute discretion, to issuing shares of our common stock upon conversion of accrued interest due on the notes.

Information about the selling security holders may change over time. In particular, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided to us information regarding their notes. Any changed or new information given to us by the selling security holders will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

Name of Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(2)	Number of Shares of Common Stock Offered(3)	Number of Shares of Common Stock Beneficially Owned after the Offering(2)
Pandora Select Partners L.P.(4)	2,599,653	378,094	0

Whitebox Convertible Arbitrage Partners L.P.(4)	2,599,653	1,764,440	0

Whitebox Diversified Convertible Arbitrage Partners L.P.(4)	2,599,653	378,094	0

Whitebox Hedged High Yield Partners L.P.(4)	2,599,653	1,008,251	0

Whitebox Intermarket Partners L.P.(4)	2,599,653	252,063	0

Total:	2,599,653	3,780,942	0

(1)	If required, information about other selling security holders, except for any future transferees, pledgees, donees or successors of selling security holders named in the table above, will be set forth in a prospectus supplement or amendment to the registration statement of which this prospectus is a part. Additionally, post-effective amendments to the registration statement will be filed to disclose any material changes to the plan of distribution from the description contained in the final prospectus.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC. Under those rules, a person is deemed to be the beneficial owner of a security if the person has the right to acquire beneficial ownership of the security within 60 days, including through conversion of another security. Furthermore, securities are deemed to be beneficially owned by a person if he directly or indirectly has or shares voting or investment power with respect to the securities. Under SEC rules, the shares of common stock beneficially owned by each of the selling security holders noted in the table above are deemed to be beneficially owned by each other selling security holder because the selling security holders are under common ownership and control. The shares of common stock beneficially owned by the selling security holders prior to the offering consist solely of the shares issuable upon conversion of the $15 million aggregate principal amount of the notes because no interest on the notes is due or payable within 60 days of March 22, 2005, which is the date on the cover of this prospectus. The combined shares of common stock beneficially owned by the selling security holders prior to this offering represent 4.8% of our outstanding shares of common stock as of March 18, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of the aggregate principal amount of the notes, and assumed that these holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the aggregate principal amount of the notes at the initial conversion rate. Assuming the foregoing and that the selling security holders will sell all of the shares of common stock issuable upon conversion of the notes pursuant to this prospectus, none of the selling security holders will own any shares of our outstanding common stock following the completion of the offering
(3)	Of the 3,780,942 aggregate shares of common stock offered by the selling security holders pursuant to this prospectus, 2,599,653 shares are issuable upon conversion of the $15 million aggregate principal amount of the notes, and 1,181,289 shares are issuable upon conversion of the aggregate accrued interest on the notes. Whitebox Convertible Arbitrage Partners L.P. is offering 1,213,172 shares of common stock issuable upon conversion of the principal amount of the notes it holds, and 551,268 shares issuable upon conversion of the accrued interest due on the notes it holds. Whitebox Hedged High Yield Partners L.P. is offering 693,241 shares of common stock issuable upon conversion of the principal amount of the notes it holds, and 315,010 shares issuable upon conversion of the accrued interest due on the notes it holds. Pandora Select Partners L.P. is offering 259,965 shares of common stock issuable upon conversion of the principal amount of the notes it holds, and 118,129 shares issuable upon conversion of the accrued interest due on the notes it holds. Whitebox Intermarket Partners L.P. is offering 173,310 shares of common stock issuable upon conversion of the principal amount of the notes it holds, and 78,753 shares issuable upon conversion of the accrued interest due on the notes it holds. Whitebox Diversified Convertible Arbitrage Partners L.P. is offering 259,965 shares of common stock issuable upon conversion of the principal amount of the notes it holds, and 118,129 shares issuable upon conversion of the accrued interest due on the notes it holds. The numbers of shares issuable upon conversion of principal and interest are based upon the $15 million aggregate principal amount of the notes and the aggregate accrued interest that will be due on maturity of the notes, assuming no prior payments of principal or interest other than the first scheduled interest payment, which was paid in cash.
(4)	Andrew Redleaf has voting and dispositive power over the securities offered by each of Whitebox Convertible Arbitrage Partners L.P., Whitebox Hedged High Yield Partners L.P., Pandora Select Partners L.P., Whitebox Intermarket Partners L.P. and Whitebox Diversified Convertible Arbitrage Partners L.P.

This prospectus may be used only by the selling security holders identified above to sell the shares of common stock set forth opposite each respective selling security holder’s name in the foregoing table. This prospectus may not be used by any selling security holder not named in this prospectus, including transferees, pledgees or donees of the selling security holders named above, prior to the effectiveness of the registration statement of which this prospectus is a part. Prior to any use of this prospectus in connection with an offering of the common stock by any unnamed security holder or future transferees, pledgees or donees from such unnamed security holders, the registration statement, of which this prospectus is a part, will be amended, as required, to set forth the name and other information about such selling security holder. Additional information for the named security holders and the information for transferees, pledgees or donees of the named security holders will be provided by supplements to this prospectus, absent circumstances indicating the change is material. The supplement or amendment will also disclose whether any security holder selling in connection with such supplement or amendment has held any position or office with, been employed by or otherwise had a material relationship with, us or any of our affiliates during the three years prior to the date of the supplement or amendment, if such information has not been previously disclosed.

PLAN OF DISTRIBUTION

The selling security holders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock offered by this prospectus directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including The Nasdaq National Market;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade. In connection with the sale of the common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with the selling security holders. The selling security holders may also sell the common stock short and deliver the shares of common stock offered hereby to close out such short positions, or loan or pledge the common stock offered hereby to broker-dealers that in turn may sell the common stock.

The aggregate proceeds to the selling security holders from the sale of the common stock offered hereby will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers or agents who participate in the sale of the common stock offered hereby are “underwriters” within the meaning of Section 2(11) of the Securities Act. Selling security holders who participate in the sale of the common stock offered hereby may also be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the common stock by the selling security holders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling security holders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling security holders are deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling security holders and any other person participating in a distribution are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling security holders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

A selling security holder may decide not to sell any of the common stock described in this prospectus. We cannot assure you that any selling security holder will use this prospectus to sell any or all of the common stock covered by this prospectus. Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a selling security holder may transfer, devise or gift the common stock offered hereby by other means not described in this prospectus.

With respect to a particular offering of the common stock offered hereby, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific common stock to be offered and sold;

•	the names of the selling security holders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling security holders.

We will pay all of our expenses and specified expenses incurred by the selling security holders incidental to the registration, offering and sale of common stock offered pursuant to this prospectus to the public, but each selling security holder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus will be passed upon for us by Morrison & Foerster LLP, Irvine, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited Quantum’s financial statements and financial statement schedule included in Quantum’s Annual Report on Form 10-K for the year ended April 30, 2004, as set forth in their report, which is incorporated by reference in this prospectus. Quantum’s financial statements and financial statement schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Starcraft as of October 3, 2004, and September 28, 2003, and for each of the three years in the period ended October 3, 2004, have been included in Quantum’s Current Report on Form 8-K/A filed on March 21, 2005 in reliance on the report of Crowe Chizek and Company LLC, independent registered public accounting firm, included therein and incorporated herein by reference and given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting and other requirements of the Exchange Act, and in accordance therewith file or furnish reports, proxy statements and other information with the SEC. These reports, proxy statements and other information may be read and copied at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports, proxy and information statements and other information about us that we file or furnish electronically with the SEC are available at the SEC’s website at www.sec.gov.

The information in this prospectus itself may not contain all the information that may be important to your decision whether to invest in our common stock. You should read the entire prospectus, including the documents incorporated by reference into the prospectus (as well as the exhibits to those documents), before making an investment decision.

Any statement contained in any document included herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We disclose important information to you by referring you to documents we have previously filed with the SEC and to documents we will file with the SEC in the future. Any information that we file with the SEC in the future will automatically update and supersede the information in this prospectus. We incorporate by reference the following documents into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended April 30, 2004, filed with the SEC on July 1, 2004;

•	our Quarterly Reports on Form 10-Q for the three-month periods ended July 31, 2004, October 31, 2004 and January 31, 2005, filed with the SEC on September 1, 2004, December 9, 2004 and March 10, 2005, respectively;

•	our Current Reports on Form 8-K, filed with the SEC on November 23, 2004, February 28, 2005, March 3, 2005 and March 18, 2005, our Current Report on Form 8-K/A, filed with the SEC on March 21, 2005, and our Current Report on Form 8-K, filed with the SEC on March 9, 2005, providing disclosure under Items 1.01, 2.01, 2.03, 5.02, 5.03 and 9.01 thereof;

•	the description of our common stock contained in our Form 10-12G/A filed with the SEC on July 11, 2002, including any amendment or report filed for the purpose of updating that description; and

•	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to above.

Additionally, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination or completion of this offering shall be deemed to be incorporated by reference into this prospectus from the respective dates of filing of those documents and will automatically update and supersede the information in this prospectus.

Upon written or oral request, we will provide you, without charge, a copy of any or all of the documents incorporated by reference in this prospectus, except for exhibits to those documents that are not specifically incorporated by reference therein. Please send requests to Quantum Fuel Systems Technologies Worldwide, Inc., Attn: Corporate Secretary, 17872 Cartwright Road, Irvine, California 92614, or call (949) 399-4500.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated fees and expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated, except the SEC registration fee. No portion of the fees listed below will be borne by the selling security holders.

SEC registration fee	$2,301
Printing, duplicating and engraving expenses	$500
Legal fees and expenses	$25,000
Accounting fees and expenses	$6,000
Miscellaneous	$699

Total	$33,500

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The information found under the heading “Description of Capital Stock—Limitation on Liability and Indemnification of Officers and Directors” in the prospectus which forms a part of this registration statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

See the exhibit index attached hereto and incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Irvine, state of California, on the 22nd day of March, 2005.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

By	/s/ ALAN P. NIEDZWIECKI
Alan P. Niedzwiecki
President and Chief Executive Officer

POWER OF ATTORNEY

Each director and officer of the Registrant whose signature appears below hereby appoints Alan P. Niedzwiecki and W. Brian Olson, and each of them individually, as his or her true and lawful attorney-in-fact and agent to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments and any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act, to this registration statement, and the Registrant hereby also appoints each such person as its attorney-in-fact and agent with like authority to sign and file any such amendments in its name and behalf.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ALAN P. NIEDZWIECKI Alan P. Niedzwiecki	President, Chief Executive Officer and Director (Principal Executive Officer)	March 22, 2005

/S/ W. BRIAN OLSON W. Brian Olson	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 22, 2005

/S/ DALE L. RASMUSSEN Dale L. Rasmussen	Chairman of the Board	March 22, 2005

/S/ JEFFREY P. BEITZEL Jeffrey P. Beitzel	Director	March 22, 2005

/S/ BRIAN A. RUNKEL Brian A. Runkel	Director	March 22, 2005

/S/ G. SCOTT SAMUELSEN G. Scott Samuelsen	Director	March 22, 2005

/S/ CARL E. SHEFFER Carl E. Sheffer	Director	March 22, 2005

/S/ THOMAS J. TYSON Thomas J. Tyson	Director	March 22, 2005

EXHIBIT INDEX

Exhibit Number	Description

4.1	Amended and Restated Certificate of Incorporation of the Registrant, incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K that was filed with the SEC on March 9, 2005.

4.2	Amended and Restated Bylaws of the Registrant, incorporated herein by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended April 30, 2002, which was filed with the SEC on July 29, 2002.

4.3	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 10-12G, which was filed with the SEC on February 13, 2002.

4.4	Convertible Senior Subordinated Note Purchase Agreement, including the form of convertible subordinated note, dated July 12, 2004, by and among Starcraft Corporation and the purchasers listed therein, incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K of Starcraft Corporation that was filed with the SEC on July 14, 2004.

4.5	Registration Rights Agreement, dated July 12, 2004, by and among Starcraft Corporation and the purchasers listed therein, incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form S-3 of Starcraft Corporation, which was filed with the SEC on September 1, 2004.

5.1	Opinion of Morrison & Foerster LLP.

23.1	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Crowe Chizek and Company LLC.

24.1	Power of attorney (included on the signature page of this registration statement).